

Mail Stop 4561

September 1, 2016

Justin Bailey, Chief Executive Officer
Fig Publishing, Inc.
715 Bryant St. Suite 202
San Francisco, CA 94107

>   **Re: Fig Publishing, Inc.**
>   **Amendment No. 3 to Offering Statement on Form 1-A**
>   **Filed August 11, 2016**
>   **File No. 024-10507**

Dear Mr. Bailey:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2016 letter.

General

1.   You refer to revenues "available for dividends" and "Game Distributable Income." Such disclosures imply that you have sufficient funds available for dividend payments. Please revise your disclosures to avoid such inferences, or advise.

2.   We note your response to prior comments 1 and 12 where you describe how Game Share Assets and Game Distributable Income will be calculated. In particular, in your response to prior comment 12 you state that your "independent auditor will have to consider the accuracy of the table [pertaining to Game Distributable Income] under standard audit and review procedures." Please expand your disclosures in the Summary and in Risk Factors to note that calculations of Game Share Assets and Game Distributable Income, and their underlying methodologies, will not be audited and explain with specificity the resulting

risks to investors.   Additionally, we reissue prior comment 1, in part, as you have not told us how you intend to allocate assets and liabilities to each series of Fig Game Shares and how you will disclose the allocation.

3.   In response to prior comment 2 you provide illustrative examples of dividend payment outcomes based on sales of PSY2 games. We reissue this comment, in part, insofar as you have not presented clearly the formula used to calculate potential dividend payments. As noted in our prior comment, investors must be able to readily apply the formula to determine the dividend rate, which may be expressed, for example, as a percentage of net revenue.   Please revise your disclosure to present the dividend rate formula expressed as a mathematical calculation or percentage rate.

4.   We reissue prior comment 3 in part. Although you note that the proceeds from this offering could be used to fund the development of other video games, you have not described the resulting impact on holders of PSY2 Shares should proceeds from this offering be used exclusively (or primarily) to fund the development of another game.   To the extent that holders of another class of game shares could receive all of the economic benefits resulting from the allocation of proceeds in this offering, this fact should be stated more clearly in the Summary and in Risk Factors. Disclose whether you have any policies or procedures regarding allocating proceeds between video games in instances where one developer is a related party, given the possibility of a conflict of interest.

5.   Your revisions in response to prior comment 5 describe the treatment of classes of shares in the event of liquidation. In this context, you state that the holders of each series of Fig Game Shares will have a preference over other securities only as to the dividends declared on that class but not yet paid, and corresponding Game Share Assets.   This suggests that in some circumstances, holders of Fig's common stock, such as Loose Tooth, could receive more assets in liquidation that holders of preferred stock. Please revise to clarify.

Capitalization, page 24

6.   The "Pro Forma As Adjusted" column was prepared assuming the sale of all the Fig Game Shares. As noted in prior comment 7, it is inappropriate to assume that all the shares being offered will be sold given that this is not a firm commitment offering.

Anticipated Allocation of Receipts from the Sale of One Typical Game, page 33

7.   Explain why you are using a 70% developer royalty rate when the rate increases to 90% upon meeting the $1 million of game sales receipts "hurdle" as noted in footnote 4. Revise this table to show the computation using both rates in two columns.

<u>Anticipated Allocation of Receipts from the Sale of One Psychonauts 2 Game, page 46</u>

8.   Although we note the introductory language preceding your table clarifying that the amounts are used for illustrative purposes, please describe how you established your estimates for specific game and non-game-specific expenses and for the allocation percentages (e.g., total estimated advertisement expenditures, revenue levels). The assumption of a $60.00 retail price suggests that this illustration represents the introductory period for the product. Clarify how the formula and estimates contemplate the different levels of expense as the product matures since it appears that during the initial campaign marketing and advertising cost would be higher. Clarify whether you have the ability to make such reasonable estimates without any prior operating history and consider whether such estimates are too subjective and uncertain. Revise your disclosure to describe the basis for estimating your expenses and discuss the degree of uncertainty associated with the key assumptions.   Lastly, it appears that you should expand your disclosure to explain in more detail the impact of the price reductions referenced in footnote 1 on your presentation.

9.   Tell us how you will finance your operations without deducting more funds from the sales receipts than the amounts presented in your table (i.e., Fig's service fee of $0.04). Since the Fig Service fee is only 0.1%, you appear to need additional financial resources due to your financial position and going concern uncertainties. In this regard, it appears that your non-game-specific expense allocation would be higher in order for you to finance your operations. Clarify why the 5% non-game-specific expense allocation percentage would be the same under a Fig Service Fee of 0.1% versus 5% as presented on page 33. Explain how you will finance your operations without using any portion of the remaining balance.

10.   Explain why you are estimating expenses based on a percentage of Fig's revenue share amount instead of gross retail price. It appears this structure would result in your expenses fluctuating due to using the different Fig Revenue Share amounts.   That is, clarify why your expenses would decrease as a result of a reduction in the Fig Revenue Share while gross retail price did not change. The examples provided in footnote 3 indicate that a reduction in the Fig Revenue Share due to fluctuations in the developer's royalty significantly impacts the expense allocation and appears to ensure profitability.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, Barbara C. Jacobs, Assistant Director at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Richard Baumann, Esq.
        Ellenoff Grossman & Schole LLP